Filed Pursuant to Rule 424(b)(2)
Registration No. 333-148650
PROSPECTUS SUPPLEMENT
to
PROSPECTUS DATED February 8, 2008
      The attached Quarterly Report on Form 10-Q (excluding the exhibits thereto) dated November 14, 2008 was filed by the registrant with the Securities and Exchange Commission, and should be read in conjunction with the Prospectus dated February 8, 2008.
The date of this Prospectus Supplement is November 14, 2008.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-Q
QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the Quarterly Period Ended September 30, 2008
Commission File Number 000-51211
Global Telecom & Technology, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	20-2096338

(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
8484 Westpark Drive
Suite 720
McLean, Virginia 22102
(703) 442-5500
(Address including zip code, and telephone number, including area code of principal executive officers)
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☐	Smaller Reporting Company ☑
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑
As of November 13, 2008, 14,959,715 shares of common stock, par value $.0001 per share, of the registrant were outstanding.

PART 1
ITEM 1. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
Global Telecom & Technology, Inc.
Condensed Consolidated Balance Sheets
 (Amounts in thousands, except for share and per share data)

	September 30, 2008	December 31, 2007
	(Unaudited)	(Note 1)
ASSETS
Current assets:
Cash and cash equivalents	$1,151	$3,333
Accounts receivable, net	8,404	6,236
Deferred contract costs	1,073	1,665
Prepaid expenses and other current assets	763	494

Total current assets	11,391	11,728

Property and equipment, net	1,252	841
Intangible assets, net	4,385	8,801
Other assets	879	798
Goodwill	22,000	60,920

Total assets	$39,907	$83,088

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$7,844	$10,004
Borrowings under line of credit	600	—
Accrued expenses and other current liabilities	5,707	6,110
Deferred revenue	3,852	3,205

Total current liabilities	18,003	19,319

Long-term debt	8,796	8,796
Deferred revenue and other long-term liabilities	876	312
Deferred tax liability, net	536	1,227

Total liabilities	28,211	29,654

Commitments and contingencies

Stockholders’ equity:
Common stock, par value $.0001 per share, 80,000,000 shares authorized, 14,961,707 and 14,479,678 shares issued and outstanding	1	1
Additional paid-in capital	57,484	56,771
Accumulated deficit	(46,311)	(3,579)
Accumulated other comprehensive income	522	241

Total stockholders’ equity	11,696	53,434

Total liabilities and stockholders’ equity	$39,907	$83,088

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

Global Telecom & Technology, Inc.
Condensed Consolidated Statements of Operations
 (Unaudited)
(Amounts in thousands, except for share and per share data)

	Three Months Ended		Nine Months Ended
	September 30, 2008	September 30, 2007	September 30, 2008	September 30, 2007

Revenue	$16,882	$14,718	$50,441	$42,115

Operating expenses:
Cost of revenue	11,937	10,142	35,571	29,179
Selling, general and administrative expense	4,510	4,490	14,223	13,720
Employee termination cost and non-recurring items	—	—	—	3,155
Impairment of goodwill and intangible assets	41,854	—	41,854	—
Depreciation and amortization	435	727	1,812	2,057

Total operating expenses	58,736	15,359	93,460	48,111

Operating loss	(41,854)	(641)	(43,019)	(5,996)

Other income (expense):
Interest expense, net	(203)	(204)	(602)	(486)
Other income (expense), net	—	3	1	13

Total other income (expense)	(203)	(201)	(601)	(473)

Loss before income taxes	(42,057)	(842)	(43,620)	(6,469)

Benefit from income taxes	(433)	(323)	(888)	(718)

Net loss	$(41,624)	$(519)	$(42,732)	$(5,751)

Net loss per share — basic and diluted	$(2.78)	$(0.04)	$(2.88)	$(0.48)

Weighted average shares — basic and diluted	14,959,715	11,935,736	14,835,224	11,908,079

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

Global Telecom & Technology, Inc.
Condensed Consolidated Statement of Stockholders’ Equity
 (Unaudited)
(Amounts in thousands, except for share data)

					Accumulated
			Additional		Other
	Common Stock		Paid -In	Accumulated	Comprehensive
	Shares	Amount	Capital	Deficit	Income	Total

Balance, December 31, 2007	14,479,678	$1	$56,771	$(3,579)	$241	$53,434

Share-based compensation for options issued to employees	—	—	130	—	—	130

Share-based compensation for restricted stock issued to employees	534,436	—	612	—	—	612

Repurchase of restricted stock	(54,399)	—	(29)	—	—	(29)

Comprehensive loss:
Net loss	—	—	—	(42,732)	—	(42,732)
Change in accumulated foreign currency gain on translation	—	—	—	—	281	281

Comprehensive loss						(42,451)

Balance, September 30, 2008	14,959,715	$1	$57,484	$(46,311)	$522	$11,696

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

Global Telecom & Technology, Inc.
Condensed Consolidated Statements of Cash Flows
(Amounts in thousands)

	Nine Months Ended
	September 30, 2008	September 30, 2007
	(Unaudited)

Cash Flows From Operating Activities:
Net loss	$(42,732)	$(5,751)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,812	2,057
Shared-based compensation	742	1,123
Deferred income taxes	(691)	(649)
Impairment of goodwill and intangible assets	41,854	—

Changes in operating assets and liabilities:
Accounts receivable, net	(2,702)	1,340
Other assets	100	776
Accounts payable	(1,774)	(967)
Accrued expenses and other liabilities	1,022	1,003

Net cash used in operating activities	(2,369)	(1,068)

Cash Flows from Investing Activities:
Redemption of certificates of deposit	—	138
Purchases of property and equipment	(581)	(296)

Net cash used in investing activities	(581)	(158)

Cash Flows from Financing Activities:
Repurchase of restricted stock	(29)	—
Borrowing on line of credit	600	—
Repayment on notes payable	—	(551)

Net cash provided by (used in) financing activities	571	(551)

Effect of exchange rate changes on cash	197	55

Net decrease in cash and cash equivalents	(2,182)	(1,722)

Cash and cash equivalents at beginning of period	3,333	3,779

Cash and cash equivalents at end of period	$1,151	$2,057

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

Global Telecom & Technology, Inc.
Notes to Condensed Consolidated Financial Statements
NOTE 1 — ORGANIZATION AND BUSINESS, MANAGEMENT’S PLANS
Organization and Business
Global Telecom & Technology, Inc. (“GTT” or the “Company”) is a Delaware corporation formerly known as Mercator Acquisition Partners Corp. (“Mercator”), which was incorporated on January 3, 2005 for the purpose of effecting a merger, capital stock exchange, asset acquisition or another similar business combination with what was, at the time, an unidentified operating business or businesses (“Business Combination”). Mercator was a “shell company” as defined in Rule 405 promulgated under the Securities Act of 1933 and Rule 12b-2 promulgated under the Securities Exchange Act. On April 11, 2005, Mercator effected an initial public offering of its securities (the “Offering”) which closed on April 15, 2005.
On October 15, 2006, Mercator acquired all of the outstanding shares of common stock of Global Internetworking, Inc. (“GII”), a Virginia corporation, and all outstanding voting stock of European Telecommunications and Technology, Ltd. (“ETT”), a United Kingdom limited company, (collectively the “Acquisitions”) in exchange for cash, stock, warrants and notes. Immediately thereafter, Mercator changed its name to GTT. Subsequently, GII changed its name to Global Telecom & Technology Americas, Inc. (“GTTA”), and ETT changed its name to GTT — EMEA Ltd. (“GTTE”).
GTT is a multi-network operator which provides customers with high-capacity communications network solutions, dedicated managed data networks and other value-added telecommunications services in over 70 countries.
Basis of Presentation
The accompanying condensed consolidated financial statements have been prepared on a going concern basis. As shown in the accompanying consolidated financial statements, the Company had a working capital deficit (i.e., current liabilities exceed current assets) of approximately $6.6 million as of September 30, 2008. Historically the combined operations of the acquired companies have not been cash flow positive; and net cash used in operations for the Company during the nine months ended September 30, 2008 was $2.4 million.
As a multi-network operator, the Company typically has very low levels of capital expenditures, especially when compared to infrastructure-owning traditional telecommunications competitors. Additionally, the Company’s cost structure is somewhat variable and provides the Company’s management an ability to manage costs as appropriate. The Company’s capital expenditures, which are predominantly related to the maintenance of computer facilities and office fixtures and furnishings, are very low as a proportion of revenue. However, from time to time the Company may require capital investment as part of an executed service contract that would typically consist of significant multi-year commitments from the customer.
Management monitors cash flow and liquidity requirements. Based on the Company’s cash and cash equivalents and available credit facility, and analysis of the anticipated working capital requirements, Management believes the Company has sufficient liquidity to fund the business and meet its contractual obligations for a period of at least twelve months from the balance sheet date. The Company’s current planned cash requirements are based upon certain assumptions, including its ability to manage expenses, and maintain and grow revenue through sales to new and existing customers. The Company expects to incur expenses including provider fees, employee compensation, consulting and professional fees, sales and marketing expense, insurance and interest expense. Should the expected cash flows not be available, management believes it would have the ability to revise its operating plan and make reductions in expenses.
Although the Company believes that cash currently on hand and expected cash flows from future operations are sufficient to fund operations, the Company may seek to borrow against its credit facility or to raise additional capital as necessary to meet certain capital and liquidity requirements in the future. Due to the dynamic nature of the industry and unforeseen circumstances, if the Company were unable to fully fund cash requirements through operations, current cash on hand and access to the credit facility, the Company would need to obtain additional financing through a combination of equity and debt financings and/or renegotiation of terms on the existing debt. If any such activities become necessary, there can be no assurance that the Company would be successful in completing any of these activities on terms that would be favorable to the Company, if at all.

Unaudited Interim Condensed Consolidated Financial Statements
The accompanying unaudited condensed consolidated financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) and should be read in conjunction with the Company’s audited financial statements and footnotes thereto for the year ended December 31, 2007 included in the Company’s Annual Report on Form 10-K filed on March 27, 2008 and Form 10-K/A filed on November 12, 2008. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) have been omitted pursuant to such rules and regulations. However, the Company believes that the disclosures are adequate to make the information presented not misleading. The condensed consolidated financial statements reflect all adjustments (consisting primarily of normal recurring adjustments) that are, in the opinion of management, necessary for a fair presentation of the Company’s consolidated financial position and the results of operations. The operating results for the nine months ended September 30, 2008 are not necessarily indicative of the results to be expected for the full fiscal year 2008 or for any other interim period. The December 31, 2007 consolidated balance sheet has been derived from the audited consolidated financial statements as of that date, but does not include all disclosures required by GAAP. Certain prior year amounts have been reclassified to conform to current year presentation.
Use of Estimates and Assumptions
The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results can, and in many cases will, differ from those estimates.
Changes in Accounting Policies
There have been no significant changes in the Company’s significant accounting policies as of September 30, 2008 as compared to the significant accounting policies disclosed in Item 8, Note 2, “Significant Accounting Policies” in the 2007 Annual Report.
Goodwill and Intangible Assets
Goodwill is the excess purchase price paid over identified intangible and tangible net assets of acquired companies. Goodwill is not amortized, and is tested for impairment at the reporting unit level annually or when there are any indications of impairment, as required by SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”). A reporting unit is an operating segment, or component of an operating segment, for which discrete financial information is available and is regularly reviewed by management. We have one reporting unit to which goodwill is assigned.
A two-step approach is required to test goodwill for impairment. The first step tests for impairment by applying fair value-based tests. The second step, if deemed necessary, measures the impairment by applying fair value-based tests to specific assets and liabilities. Application of the goodwill impairment test requires significant judgments including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for the Company, the useful life over which cash flows will occur, and determination of the Company’s cost of capital. Changes in these estimates and assumptions could materially affect the determination of fair value and conclusions on goodwill impairment.
The Company performs its annual goodwill impairment testing in the third quarter of each year, or more frequently if events or changes in circumstances indicate that goodwill may be impaired. The Company tested its goodwill during the third quarter of 2008 and concluded that an impairment existed. We recorded an impairment charge to goodwill in the amount of $38.9 million. As of September 30, 2008 our goodwill balance is $22.0 million (see Note 7).
Intangible assets are assets that lack physical substance, and are accounted for in accordance with SFAS No. 142 and SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets (“SFAS No. 144”). Intangible assets arose from business combinations and consist of customer contracts, acquired technology and restrictive covenants related to employment agreements that are amortized, on a straight-line basis, over periods of up to five years. Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. During the third quarter of 2008, we determined that certain of our intangible assets were impaired. We recorded an impairment charge to intangible assets in the amount of $2.9 million. Our intangible asset balance as of September 30, 2008 is $4.4 million (see Note 7).

NOTE 2 — RECENT ACCOUNTING PRONOUNCEMENTS
In December 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 141(R), Business Combinations (“SFAS No. 141(R)”), which replaces SFAS No. 141, and issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements (“SFAS No. 160”), an amendment of ARB No. 51. These two new standards will change the accounting for and the reporting for business combination transactions and noncontrolling (minority) interests in the consolidated financial statements, respectively. SFAS No. 141(R) will change how business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. SFAS No. 160 will change the accounting and reporting for minority interests, which will be re-characterized as noncontrolling interests and classified as a component of equity. These two standards will be effective for the Company commencing January 1, 2009. Early adoption is prohibited. The Company is currently evaluating the impact of SFAS No. 141(R) and SFAS No. 160 on its consolidated financial position, results of operations and cash flows.
We adopted the provisions of SFAS No. 157, Fair Value Measurements (“SFAS No. 157”), on January 1, 2008. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with GAAP, and expands disclosures about fair value measurements. In February 2008, the FASB issued FSP 157-2, Effective Date of FASB Statement No. 157, which delays the effective date of SFAS No. 157 for non-financial assets and liabilities to fiscal years beginning after November 15, 2008. The adoption of SFAS No. 157 did not have a material effect on our consolidated financial statements.
We adopted the provisions of SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115 (“SFAS No. 159”), on January 1, 2008. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The adoption of SFAS No. 159 did not have an effect on our consolidated financial statements as we did not elect this fair value option, nor is it expected to have a material impact on future periods as the election of this option for our financial instruments is expected to be limited.
NOTE 3 — EMPLOYEE SHARE-BASED COMPENSATION BENEFITS
The Company adopted its 2006 Employee, Director and Consultant Stock Plan (the “Plan”) in October 2006. In addition to stock options, the Company may also grant restricted stock or other stock-based awards under the Plan. The maximum number of shares issuable over the term of the Plan is limited to 3,000,000 shares.
Stock Options
During the three and nine months ended September 30, 2008, the Company recognized compensation expense of $39,521 and $130,226, respectively, related to stock options issued to employees and consultants, which is included in selling, general and administrative expense on the accompanying condensed consolidated statements of operations. Consultant options are accounted for in accordance with Emerging Issues Task Force issue no. 96-18, Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services; the Company adjusts the value of the warrant to fair value at each measurement date through the date of vesting.
During the three months ended September 30, 2008, the Company granted 42,500 stock options with a total fair value of $17,000. During the nine months ended September 30, 2008, the Company granted 303,000 stock options with a total fair value of $124,000.
Restricted Stock
The Company has granted restricted stock to certain employees and members of its Board of Directors, who elected to be paid a portion of their annual fees in restricted stock. During the three and nine months ended September 30, 2008, the Company recognized compensation expense of $339,967 and $611,878, respectively, related to restricted stock, which is included in selling, general and administrative expense on the accompanying condensed consolidated statements of operations.

During the three months ended September 30, 2008, the Company granted 15,000 shares of restricted stock with a total fair value of $7,800. During the nine months ended September 30, 2008, the Company granted 551,400 shares of restricted stock with a total fair value of $341,500.
NOTE 4 — DEBT
As of September 30, 2008, long-term debt consisted of $8.8 million of notes payable, described below:

(in thousands)
September 30, 2008

Notes payable	$4,000

Convertible Notes payable	4,796

Total debt obligation	$8,796

The holders of the Convertible Notes can convert the principal due under the notes into shares of the Company’s common stock, at any time, at a price per share equal to $1.70. The Company has the right to require the holders of the Convertible Notes to convert the principal amount due under the Convertible Notes at any time after the closing price of the Company’s common stock shall be equal to or greater than $2.64 for 15 consecutive business days. The conversion provisions of the Convertible Notes include protection against dilutive issuances of the Company’s common stock, subject to certain exceptions.
All of the Company’s notes payable are due December 31, 2010 and are subordinate to any future credit facility entered into by the Company, up to an amount of $4.0 million.
On March 17, 2008, the Company entered into a senior secured credit facility agreement with Silicon Valley Bank, the commercial banking arm of SVB Financial Group. Under terms of the facility, the Company may borrow up to $2 million based upon criteria related to accounts receivable and cash collections. The interest rate paid on borrowings under the facility ranges from Prime plus 1.5% to Prime plus 11.88%, and is dependent on certain financial measurements of the Company’s liquidity and earnings before interest, taxes, depreciation and amortization. The credit facility has a 364-day term and does not contain financial covenants. As of September 30, 2008, the Company had borrowed $600,000 under the credit facility.
NOTE 5 — RESTRUCTURING CHARGES AND NON-RECURRING ITEMS
During 2007, the Company implemented various organizational restructuring plans to reduce its operating expenses, centralize management and decision making, and strengthen both its competitive and financial positions. The restructuring plans reduced non-sales general and administrative functions that were determined to be redundant or not consistent with the Company’s growth strategy.
Activities related to the Company’s restructuring charges and accruals during the nine months ended September 30, 2008 are summarized as follows:

	Total charges net of	Accrued unpaid	Cash used during the	Accrued unpaid
	reversals recorded	balance at	nine months ended	balance at
	during 2007	December 31, 2007	September 30, 2008	September 30, 2008
Severance	$2,137,706	$783,583	$783,583	$—
Other	88,779	84,347	24,494	59,853

Total restructuring	$2,226,485	$867,930	$808,077	$59,853

NOTE 6 — INCOME TAXES
The Company’s income tax benefit for the three and nine months ended September 30, 2008 includes $0.2 million and $0.7 million, respectively, related to amortization of the deferred tax liability associated with its amortizable intangible assets. For the three and nine months ended September 30, 2007, the Company’s income tax benefit includes $0.3 million and $0.7 million, respectively, related to amortization of the deferred tax liability.
NOTE 7 — GOODWILL AND INTANGIBLE ASSETS
A two-step approach is required to test goodwill for impairment (see Note 1). During the third quarter of 2008, we completed our annual goodwill impairment testing in accordance with SFAS No. 142. As part of step one, we considered three methodologies to determine the fair-value of our entity:
•	A market capitalization approach, which measures our market capitalization at the measurement date.
•
A discounted cash flow approach, which entails determining fair value using a discounted cash flow methodology. This method requires significant judgment to estimate the future cash flows and to determine the appropriate discount rates, growth rates, and other assumptions.

•	A guideline company approach, which entails analysis of comparable, publicly traded companies.
Each of these methodologies we believe has merit in estimating the value of our goodwill. We accordingly employed each of these three methodologies in our analysis.
The Company tested its goodwill during the third quarter of 2008 and concluded that an impairment existed. Three changes in circumstances led to the finding of impairment:
•	The Company’s stock price and market capitalization has declined;
•	Valuation estimates based on analysis of comparable companies declined;
•	The Company’s estimated cost of capital has increased.
The Company concluded that an impairment charge of $38.9 million should be recognized. This is a noncash charge and has been recognized in the third quarter of 2008.
The change in goodwill for the nine months ended September 30, 2008 is as follows:

2008
(in thousands)
Beginning balance, January 1, 2008	$60,920
Impairment of goodwill	(38,920)

Ending balance, September 30, 2008	$22,000

During the third quarter of 2008, we further determined that those changes in circumstances that led to impairment of goodwill, as described above, also indicated that the carrying amount of certain intangible assets may not be recoverable. We analyzed these assets in accordance with SFAS No. 144 and concluded that a $2.9 million impairment charge should be recognized.
The change in intangible assets for the nine months ended September 30, 2008 is as follows:

2008
(in thousands)
Beginning balance, January 1, 2008	$8,801
Amortization	(1,482)
Impairment	(2,934)

Ending balance, September 30, 2008	$4,385

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and related notes that appear elsewhere in this report and in our annual report on Form 10-K for the year ended December 31, 2007. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect plans, estimates and beliefs of management of the Company. When used in this document, the words “anticipate”, “believe”, “plan”, “estimate” and “expect” and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements reflect the current views of management with respect to future events and are subject to certain risks, uncertainties and assumptions. Our actual results could differ materially from those discussed in the forward-looking statements. For a more detailed description of these risks and factors, please see the Company’s 2007 Annual Report on Form 10-K filed with the Securities and Exchange Commission and Item 1A in Part II of this quarterly report on Form 10-Q.
Overview
GTT is a multi-network operator, or MNO. We procure, package, and resell network capacity from existing telecommunications carriers to direct enterprise customers (including government agencies) and to channel partners (including telecommunications carriers, value-added resellers and systems integrators). By integrating the best network elements from multiple suppliers, we address our customers’ complex communications requirements more efficiently than can any single facilities-based carrier. This multi-carrier model enables GTT to offer highly customized, cost-efficient solutions for our customers, particularly those with complex or global telecommunications requirements.
As of September 30, 2008, GTT has purchase agreements with over 150 suppliers and access to more than 100,000 network points of presence worldwide. GTT leverages a deep and broad set of carriers, network facilities, and technologies. We have also developed a proprietary suite of network design software to analyze and identify the best available network options for our customers. These assets enable us to provide unique, customized solutions for each customer, which are independent from the traditional fixed network constraints of individual carriers. This positions GTT to maintain a scalable, capital-efficient business model aligned with our customers’ network connectivity, reliability, and cost-savings objectives.
Revenues, Lines of Business, and Principal Services
The Company’s focus is on the delivery of customized, cost-efficient telecommunications solutions. We do not own a network, but rather identify what we consider to be the best choices available (based upon factors such as technology, cost, and other operational considerations) from a variety of vendors in providing data networking solutions to customers.
The Company currently provides the following kinds of services:
•
Private Line: Point-to-private lines and bundled private line hub solutions, which provide centralized connectivity and access aggregation. Both of these services are provided on an intra-country and international basis;

•
Carrier Ethernet: Ethernet Private Line (a point-to-point Ethernet-enabled private line solution), Transparent LAN Services (a high-capacity, inter-LAN connectivity solution), and Ethernet-based internet access;

•	Dedicated Internet Access: High speed connectivity to the Internet, in circuit speeds ranging from DS1/E1 to high capacity OC and STM level bandwidth;
•	VPN Services: Variety of virtual-private network services, including IP-VPN, MPLS, and Ethernet-based VPLS services;
•
GTT Wireless Services: Worldwide remote and mobile broadband access with comprehensive management control over connectivity, devices and costs; these services include mobility in the form of Wi-Fi, Ethernet and wireless internet connectivity; and

•
GTT Managed Services: Monitoring, maintenance, and management of customers’ telecommunications circuits and network systems. This also may include co-location, equipment support, or network security solutions.

Costs and Expenses
The Company’s cost of revenue consists almost entirely of the costs for procurement of services associated with customer solutions. The key terms and conditions appearing in both supplier and customer agreements are substantially the same, with margin applied to the suppliers’ costs. There are no wages or overhead costs included in these costs.
Other than cost of revenue, the Company’s most significant operating expenses are employment costs. As of September 30, 2008, the Company had 82 employees, and employment costs comprised approximately 17% of total operating expenses for the nine months ended September 30, 2008.
Locations of Offices and Origins of Revenue
We are headquartered just outside Washington, DC, in McLean, Virginia, and we have offices in London, England; Düsseldorf, Germany; and Paris, France. For the nine months ended September 30, 2008, approximately 49% of our consolidated revenue was earned from operations based in the United States. Approximately 36% of our revenues were generated from operations based in the United Kingdom, 14% from operations in Germany, and 1% from the rest of the world.
Critical Accounting Policies and Estimates
There have been no significant changes in the Company’s significant accounting policies as of September 30, 2008 as compared to the significant accounting policies disclosed in Item 8, Note 2, “Significant Accounting Policies” in the 2007 Annual Report on Form 10-K.
Results of Operations of the Company
The following table contains certain data from our unaudited condensed consolidated statements of operations for the three and nine months ended September 30, 2008 and the comparable periods in 2007. The information in this table should be read in conjunction with our condensed consolidated financial statements, including the notes thereto, in Part I, Item 1 of this report.

	Three Months Ended September 30,			Nine Months Ended September 30,
	2008	2007	% Change	2008	2007	% Change
	(Amounts in thousands)			(Amounts in thousands)

Revenue	$16,882	$14,718	14.7%	$50,441	$42,115	19.8%
Cost of revenue	11,937	10,142	17.7%	35,571	29,179	21.9%

Gross margin	4,945	4,576	8.1%	14,870	12,936	15.0%
	29%	31%		29%	31%

Selling, general and administrative expenses, depreciation and amortization	4,945	5,217	-5.2%	16,035	15,777	1.6%
Nonrecurring impairment charges, employee termination cost and other non-recurring items	41,854	—		41,854	3,155

Operating loss	$(41,854)	$(641)		$(43,019)	$(5,996)

Net loss	$(41,624)	$(519)		$(42,732)	$(5,751)

Foreign exchange. Revenue and expenses for the three and nine month periods ended September 30, 2008 were reduced in comparison to the comparable periods of 2007 due to changes in the foreign exchange rate of the British Pound Sterling to the U.S. Dollar. The year to date average exchange rate of the British Pound Sterling to U.S. Dollar decreased 1.9%, from 1.9872 on September 30, 2007 to 1.9489 on September 30, 2008.

Revenues. Revenues for the three and nine months ended September 30, 2008 were $16.9 million and $50.4 million, respectively, generated by both our installed base of services during the period and new sales generated by the Company’s global sales organization to both new and existing customers. Compared to the comparable periods of 2007, revenues for the three and nine months ended September 30, 2008 grew 14.7% and 19.8%, respectively. Revenue growth compared to 2007 is primarily driven by the cumulative result of our emphasis and investment in our sales force, partially offset by exchange rate changes noted above.
Cost of Revenue and Gross Margin. Cost of revenue consists of amounts charged by our underlying network suppliers in the delivery of services, including estimates of liability for unbilled or disputed amounts. Cost of revenue for the three and nine months ended September 30, 2008 were $11.9 million and $35.6 million, respectively. Compared to the comparable periods of 2007, cost of revenue for the three and nine months ended September 30, 2008 grew 17.7% and 21.9%, respectively. Gross margin increased in total dollar amount, while it declined two percentage points as a percentage of revenue for the three and nine months ended September 30, 2008. The decrease in gross margin as a percentage of revenue during the three and nine month periods ended September 30, 2008 is due to the installation of lower margin services, partially offset by supplier credits and disputes. Exchange rate changes noted above reduce year over year growth in cost of revenue, and do not have a material effect on gross margin.
Operating Expenses, Depreciation, Amortization and Impairment Charges. Operating expenses exclusive of cost of revenue for the three and nine months ended September 30, 2008 were $46.8 million and $57.9 million, respectively, an increase over the comparable periods of 2007. The primary cause of the increase was the $41.9 million non-cash loss generated by the impairment of the goodwill and intangible assets recorded during the three months ended September 30, 2008. Excluding the impairment loss and other non-recurring items recognized during the comparable periods of 2007, operating expenses for the three and nine months ended September 30, 2008 were $4.9 million and $16.0 million, respectively, a decrease over the comparable three month 2007 period and a slight increase over the comparable nine month 2007 period. The decrease during the three month comparable period is the result of on-going expense management activity, partially offset by an increase in noncash compensation expense. The increase for the nine month period ending September 30, 2008 resulted from increased noncash compensation expense.

	(Amounts in thousands)
	Three months ended September 30,			Nine months ended September 30,
			Increase			Increase
	2008	2007	(decrease)	2008	2007	(decrease)

Selling, general and administrative expenses	$4,130	$4,419	$(289)	$13,481	$13,432	$49
Noncash compensation related to stock options and restricted stock	380	71	309	742	288	454
Amortization of intangible assets	334	612	(278)	1,482	1,737	(255)
Depreciation	101	115	(14)	330	320	10

Totals	4,945	5,217	(272)	16,035	15,777	258

Nonrecurring impairment charges, employee termination cost and other non-recurring items	41,854	—	41,854	41,854	3,155	38,699

Total expenses	$46,799	$5,217	$41,582	$57,889	$18,932	$38,957

Liquidity and Capital Resources
Long-Term Debt
As of September 30, 2008, long-term debt consisted of $8.8 million of notes payable as follows:

(in thousands)
September 30, 2008

Notes payable	$4,000

Convertible Notes payable	4,796

Total debt obligation	$8,796

The holders of the Convertible Notes can convert the principal due under the notes into shares of the Company’s common stock, at any time, at a price per share equal to $1.70. The Company has the right to require the holders of the Convertible Notes to convert the principal amount due under the Convertible Notes at any time after the closing price of the Company’s common stock shall be equal to or greater than $2.64 for 15 consecutive business days. The conversion provisions of the Convertible Notes include protection against dilutive issuances of the Company’s common stock, subject to certain exceptions.
All of the Company’s notes payable are due December 31, 2010 and are subordinate to any future credit facility entered into by the Company, up to an amount of $4.0 million.
On March 17, 2008, the Company entered into a senior secured credit facility agreement with Silicon Valley Bank (“SVB”), the commercial banking arm of SVB Financial Group. Under terms of the facility, the Company may borrow up to $2 million based upon criteria related to accounts receivable and cash collections. The interest rate paid on borrowings under the facility ranges from Prime plus 1.5% to Prime plus 11.88%, and is dependent on certain financial measurements of the Company’s liquidity and earnings before interest, taxes, depreciation and amortization. The credit facility has a 364-day term and does not contain financial or other restrictive covenants. As of September 30, 2008, Company had borrowed $600,000 under the credit facility.
Liquidity Assessment
Historically, the combined operations of the acquired companies have not been cash flow positive. Net cash used by operations for the Company was approximately $1.6 million in 2007; and cash used in operations was $2.4 million in the nine months ended September 30, 2008.
As a MNO, the Company typically has very low levels of capital expenditures, especially when compared to infrastructure-owning traditional telecommunications competitors. Additionally, the Company’s cost structure is variable and provides the Company’s management an ability to manage costs as appropriate. The Company’s capital expenditures are predominantly related to the maintenance of computer facilities, office fixtures and furnishings, and are very low as a proportion of revenue. However, from time to time the Company may require capital investment as part of an executed service contract that would typically consist of significant multi-year commitments from the customer.
Management monitors cash flow and liquidity requirements. Based on the Company’s cash and cash equivalents and the SVB credit facility, and analysis of the anticipated working capital requirements, Management believes the Company has sufficient liquidity to fund the business and meet its contractual obligations for period of at least twelve months from the balance sheet date. The Company’s current planned cash requirements are based upon certain assumptions, including its ability to manage expenses, and maintain and grow revenue through sales to new and existing customers. The Company expects to incur expenses including provider fees, employee compensation, consulting and professional fees, sales and marketing expense, insurance and interest expense. Should the expected cash flows not be available, management believes it would have the ability to revise its operating plan and make reductions in expenses.
Although the Company believes that cash currently on hand and expected cash flows from future operations are sufficient to fund operations, the Company may seek to borrow additional amounts against the SVB credit facility or to raise additional capital as necessary to meet certain capital and liquidity requirements in the future. The Company may borrow up to $2 million against the SVB credit facility, and as of September 30, 3008, the Company had borrowed $600,000. Due to the dynamic nature of the industry and unforeseen circumstances, if the Company were unable to fully fund cash requirements through operations, current cash on hand and access to the SVB credit facility, the Company would need to obtain additional financing through a combination of equity and debt financings and/or renegotiation of terms on the existing debt. If any such activities become necessary, there can be no assurance that the Company would be successful in completing any of these activities on terms that would be favorable to the Company, if at all.
ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest Rate Sensitivity
Interest due on the Company’s loans is based upon the applicable stated fixed contractual rate with the lender. Interest earned on the Company’s bank accounts is linked to the applicable base interest rate. For the nine months ended September 30, 2008, the Company had interest expense, net of income, of approximately $0.6 million. The Company believes that its results of operations are not materially affected by changes in interest rates. For the nine months ended September 30, 2007, the Company had no material net interest income.

Exchange Rate Sensitivity
The majority of the Company’s revenues (approximately 51% for the nine months ended September 30, 2008) are derived from services provided outside of the United States. As a consequence, a material percentage of the Company’s revenues are billed in British Pounds Sterling or Euros. Since we operate on a global basis, we are exposed to various foreign currency risks. First, our consolidated financial statements are denominated in U.S. Dollars, but a significant portion of our revenue is generated in the local currency of our foreign subsidiaries. Accordingly, changes in exchange rates between the applicable foreign currency and the U.S. Dollar will affect the translation of each foreign subsidiary’s financial results into U.S. Dollars for purposes of reporting consolidated financial results.
In addition, because of the global nature of our business, we may from time to time be required to pay a supplier in one currency while receiving payments from the underlying customer of the service in another currency. Although it is the Company’s general policy to pay its suppliers in the same currency that it will receive cash from customers, where these circumstances arise with respect to supplier invoices in one currency and customer billings in another currency, the Company’s gross margins may increase or decrease based upon changes in the exchange rate, although this did not have a material impact on the Company’s results in the nine months ended September 30, 2008.
ITEM 4T. CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our periodic reports pursuant to the Securities Exchange Act of 1934, as amended is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow for timely decisions regarding required financial disclosures.
We carried out an evaluation, under the supervision and with the participation of our management including our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rules 13a-15(e) or 15d-15(e) as of the end of the period covered by this report. Based on this evaluation and due to material weakness existing in our internal controls as of December 31, 2007 (described below), which have not been fully remediated as of September 30, 2008, we have concluded that our disclosure controls and procedures were not effective as of the end of the period covered by this report.
Changes in Internal Controls
Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. There were no changes in our internal control over financial reporting during the quarter ended September 30, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. The Company’s management has initiated, but not completed, the steps discussed below to improve the quality of its internal control over financial reporting.
As of December 31, 2007, our management conducted an assessment of the effectiveness of our internal control over financial reporting and concluded that, as of December 31, 2007, our internal control over financial reporting was not effective at the reasonable assurance level due to the identification of several deficiencies that in combination created a material weakness.

The deficiencies resulted from on-going internal organizational changes relating to the consolidation of financial functions from multiple locations to a single location and the consolidation of the Company’s financial information technology (“IT”) systems from two systems (one from each of its acquired companies) into one system (being one of those systems). The identified deficiencies included:
•	lack of accounting procedural documentation;

•	insufficient IT systems access controls;

•	changes in staffing due to rationalization and consolidation, including reliance on temporary personnel; and

•	insufficient segregation of duties.
We have taken and continue to take steps to address these deficiencies. We expect to hire and train full-time staff to replace temporary personnel and employees being displaced by the geographic centralization of the financial organization. We are continuing our financial systems development efforts to create IT systems level controls and access controls. We expect to document accounting procedures and controls in conjunction with the completion of our IT systems activities and the settlement of personnel in new roles and functions. We also continue to assess staffing requirements in light of anticipated changes in the nature and scope of our business. In addition, we continue to evaluate our systems and processes to identify opportunities to enhance their efficiency and effectiveness.
Limitations on the Effectiveness of Controls
Management, including our CEO and CFO, does not expect that Disclosure Controls and internal controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the controls.
The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, a control may become inadequate because of changes in conditions or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected.

PART II
ITEM 1. LEGAL PROCEEDINGS
As of September 30, 2008, the Company was not subject to any material legal proceedings. From time to time, however, the Company or its operating companies may be involved in legal actions arising from normal business activities.
ITEM 1A. RISK FACTORS
The Company operates in a rapidly changing environment that involves a number of risks, some of which are beyond its control. In addition to the other information set forth in this report, the reader should carefully consider the factors discussed in Part I, “Item 1A. Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2007, which could materially affect our business, financial condition or future results. Additional risks and uncertainties not presently known to us, which we currently deem to be immaterial or which are similar to those faced by other companies in this industry or business in general, may also affect our business, financial condition and/or operating results. If any of these risks or uncertainties actually occurs, our business, financial condition and operating results would likely suffer. We do not believe that the risks and uncertainties described in the Risk Factors included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2007, have materially changed other than as set forth below.
Risks Relating to Our Business and Operations
Our subsidiaries have historically generated losses over the past several fiscal years and have been cash flow negative for a number of the past fiscal years. On a consolidated basis, including the operations of these subsidiaries after the Acquisitions, we incurred net losses and had negative cash flow from operations during the most recent year. We may continue to generate losses in the future and be cash flow negative during future periods.
Prior to the Acquisitions, the Company’s predecessor entities, formerly GII and ETT, experienced net losses and operating losses for the past several fiscal years. GII used $914,349 and $272,350 in cash for operations in its fiscal years ended September 30, 2004 and 2005, respectively. In its fiscal year 2006, GII generated $476,374 in cash from operations. GII incurred net losses of $223,560, $444,964, and $350,981 for its fiscal years ended September 30, 2004, 2005, and 2006, respectively. For the period from October 1, 2006 through October 15, 2006, the date on which we completed the Acquisitions, GII achieved a net income of $35,002 and was a net user of $108,852 of cash for that period. ETT generated cash flow from operations of $1,234,754 and $242,071 during 2004 and 2005, respectively. ETT incurred net losses of $490,198 and $231,000 for the years ended December 31, 2004 and 2005, respectively. For the period from January 1, 2006 through October 15, 2006, ETT incurred a net loss of $1,268,146 and used $1,488,751 in cash to fund operations.
For the year ended December 31, 2007, the Company incurred a net loss of $4.3 million, and used $1.6 million cash from operations. For the nine months ended September 30, 2008, the Company reported a net loss of $42.7 million and used cash from operations of $2.4 million. We may generate losses in the future and/or be cash flow negative. If we are not able to achieve or sustain profitability, the market price of our securities may decline.
Our debt may hinder our growth and put us at a competitive disadvantage.
As of September 30, 2008, we had $8.8 million in debt with a scheduled maturity date of December 31, 2010. This debt may have important consequences, including the following:
•	the ability to obtain additional financing for acquisitions, working capital, investments, capital, or other expenditures could be impaired, or financing may not be available on acceptable terms;

•	a portion of our cash flow may be used to make principal and interest payments on this debt, reducing the funds that would otherwise be available for operations and future business opportunities;

•	a decrease in cash flows from operating activities or an increase in expenses could make it difficult to meet debt service requirements and force modifications to operations;

•
if we do not have enough cash flow in the future to make interest or principal payments on this debt, we may be required to refinance all or a portion of this debt, or to raise additional capital, which refinancing or additional capital might not be available on acceptable terms, if at all; and

•	substantial debt may make us more vulnerable to a downturn in business or the economy generally.
We might require additional capital to support business growth, and this capital might not be available on favorable terms, or at all.
Our operations or expansion efforts may require substantial additional financial, operational, and managerial resources. As of September 30, 2008, we had approximately $1.2 million in cash and cash equivalents and current liabilities $6.6 million greater than current assets. We may have insufficient cash to fund our working capital or other capital requirements (including our outstanding debt obligations), and may be required to raise additional funds to continue or expand our operations. If we are required to obtain additional funding in the future, we may have to sell assets, seek debt financing, or obtain additional equity capital. Additional capital may not be available to us, or may only be available on terms that adversely affect our existing stockholders, or that restrict our operations. For example, if we raise additional funds through issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those of holders of our common stock. In addition, certain promissory notes that we have issued contain anti-dilution provisions related to their conversion into our common stock. The issuance of new equity securities or convertible debt securities could trigger an anti-dilution adjustment pursuant to these promissory notes, and our existing stockholders would suffer dilution if these notes are converted into shares of our common stock.
We are obligated to repay several debt instruments that mature during 2010. If we are unable to raise additional capital or to renegotiate the terms of that debt, we may be unable to make the required principal payments with respect to one or more of these debt instruments.
In the aggregate, we are obligated to pay approximately $4.8 million in principal, plus accrued interest, in December 2010 with respect to promissory notes we issued in November 2007 to certain holders of our promissory notes and certain other accredited investors. In addition, we are obligated to pay $4.0 million in principal, plus accrued interest, with respect to an additional set of promissory notes that also mature in December 2010. We are also obligated to pay accrued interest on several earlier dates with respect to the latter set of promissory notes. If we are unable to raise additional capital or arrange other refinancing options, we may be unable to make the principal payments and/or payments of accrued interest when due with respect to one or more of these promissory notes.
Our failure to comply with covenants in our credit facility could result in our indebtedness being immediately due and payable and the loss of our assets.
In March 2008, we obtained a credit facility from Silicon Valley Bank. This credit facility is secured by a pledge of substantially all of our assets, as well as by a pledge of 67% of the capital stock of our U.K. subsidiary. If we fail to pay any of our indebtedness under this credit facility when due, or if we breach any of the other covenants in the instruments governing the credit facility, it may result in one or more events of default. An event of default under our credit facility could permit the lender to declare all amounts owing to be immediately due and payable and, if we were unable to repay any indebtedness owed, the lender could proceed against the collateral securing that indebtedness.
We depend on several large customers, and the loss of one or more of these clients, or a significant decrease in total revenues from any of these customers, would likely significantly reduce our revenue and income.
A sizeable portion of our service revenues come from a limited number of clients. For the nine months ended September 30, 2008, our four largest customers accounted for approximately 30% of our total service revenues. If we were to lose one or more of our large clients, or if one or more of our large clients were to reduce the services purchased from us or otherwise renegotiate the terms on which services are purchased from us, our revenues could decline and our results of operations would suffer.

If our customers elect to terminate their agreements with us, our business, financial condition and results of operations may be adversely affected.
Our services are sold under agreements that generally have initial terms of between one and three years. Following the initial terms, these agreements generally automatically renew for successive month-to-month, quarterly, or annual periods, but can be terminated by the customer without cause with relatively little notice during a renewal period. In addition, certain government customers may have rights under federal law with respect to termination for convenience that can serve to minimize or eliminate altogether the liability payable by that customer in the event of early termination. Our customers may elect to terminate their agreements as a result of a number of factors, including their level of satisfaction with the services they are receiving, their ability to continue their operations due to budgetary or other concerns, and the availability and pricing of competing services. If customers elect to terminate their agreements with us, our business, financial condition, and results of operation may be adversely affected.
Competition in the industry in which we do business is intense and growing, and our failure to compete successfully could make it difficult for us to add and retain customers or increase or maintain revenues.
The markets in which we operate are rapidly evolving and highly competitive. We currently or potentially compete with a variety of companies, including some of our transport suppliers, with respect to their products and services, including global and regional telecommunications service providers such as AT&T, British Telecom, NTT, Level 3, Qwest, and Verizon, among others.
The industry in which we operate is consolidating, which is increasing the size and scope of our competitors. Competitors could benefit from assets or businesses acquired from other carriers or from strategic alliances in the telecommunications industry. New entrants could enter the market with a business model similar to ours. Our target markets may support only a limited number of competitors. Operations in such markets with multiple competitive providers may be unprofitable for one or more of such providers. Prices in both the long-distance business and the data transmission business have declined significantly in recent years and may continue to decline.
Many of our potential competitors have certain advantages over us, including:
•	substantially greater financial, technical, marketing, and other resources, including brand or corporate name recognition;

•
substantially lower cost structures, including cost structures of facility-based providers who have significantly reduced debt and other obligations through bankruptcy or other restructuring proceedings;

•	larger client bases;

•	longer operating histories;

•	more established relationships in the industry; and

•	larger geographic presence.
Our competitors may be able to use these advantages to:
•	develop or adapt to new or emerging technologies and changes in client requirements more quickly;

•	take advantage of acquisitions and other opportunities more readily;

•	enter into strategic relationships to rapidly grow the reach of their networks and capacity;

•	devote greater resources to the marketing and sale of their services;

•	adopt more aggressive pricing and incentive policies, which could drive down margins; and

•	expand their offerings more quickly.
If we are unable to compete successfully against our current and future competitors, our revenues and gross margins could decline and we could lose market share, which could materially and adversely affect our business.

Because our business consists primarily of reselling telecommunications network capacity purchased from third parties, the failure of our suppliers and other service providers to provide us with services, or disputes with those suppliers and service providers, could affect our ability to provide quality services to our customers and have an adverse effect on our operations and financial condition.
The majority of our business consists of integrating and reselling network capacity purchased from traditional telecommunications carriers. Accordingly, we will be largely dependent on third parties to supply us with services. Occasionally in the past, our Company has experienced delays or other problems in receiving services from third party providers. Disputes also arise from time to time with suppliers with respect to billing or interpretation of contract terms. Any failure on the part of third parties to adequately supply us or to maintain the quality of their facilities and services in the future, or the termination of any significant contracts by a supplier, could cause customers to experience delays in service and lower levels of customer care, which could cause them to switch providers. Furthermore, disputes over billed amounts or interpretation of contract terms could lead to claims against us, some of which if resolved against us could have an adverse impact on our results of operations and/or financial condition. Suppliers may also attempt to impose onerous terms as part of purchase contract negotiations. For example, in its first few years of existence, certain suppliers required one of our operating companies to agree to onerous terms such as the granting of a security lien with respect to that operating company’s accounts receivable, and certain other collateral and clauses providing for the opportunity to match other suppliers’ offers. The operating company renegotiated such terms with the applicable suppliers prior to consummation of the Acquisitions. Although we know of no pending or threatened claims with respect to past compliance with any such terms, claims asserting any past noncompliance, if successful, could have a material adverse effect on our operations and/or financial condition. Moreover, to the extent that key suppliers were to attempt to impose such provisions as part of future contract negotiations, such developments could have an adverse impact on the company’s operations. Finally, some of our suppliers are potential competitors. We cannot guarantee that we will be able to obtain use of facilities or services in a timely manner or on terms acceptable and in quantities satisfactory to us.
Industry consolidation may affect our ability to obtain services from suppliers on a timely or cost-efficient basis.
A principal method of connecting with our customers is through local transport and last mile circuits we purchase from incumbent carriers such as AT&T and Verizon, or competitive carriers such as Time Warner Telecom, XO, or Level 3. In recent years, AT&T, Verizon, and Level 3 have acquired competitors with significant local and/or long-haul network assets. Industry consolidation has occurred on a lesser scale as well through mergers and acquisitions involving regional or smaller national or international competitors. Generally speaking, we believe that a marketplace with multiple supplier options for transport access is important to the long-term availability of competitive pricing, service quality, and carrier responsiveness. It is unclear at this time what the long-term impact of such consolidation will be, or whether it will continue at the same pace as it has in recent years; we cannot guarantee that we will continue to be able to obtain use of facilities or services in a timely manner or on terms acceptable and in quantities satisfactory to us from such suppliers.
The current macro-economic environment in the U.S. and globally could affect our future operating results.
Through the end of the third quarter 2008, the current macro-economic environment had minimal impact on our business. However, if current conditions persist or worsen, there is risk that customer disconnections may accelerate, bad debt could increase, pricing pressure could increase and new sales may drop or be delayed due to decreased demand for our services, our customers’ cash flow constraints, customer credit deteriorations and other factors. Our operating results and financial condition could be materially and adversely affected if there were to be a material adverse change in any of these factors. In addition, the worsening economy could amplify the effect on our results of normal fluctuations in our revenue, margins, and cash flows, the timing of sales, customer disputes and dispute resolutions and re-pricing of services upon contract renewals.
Failure to satisfy term or volume commitments agreed to with suppliers could affect operating margins.
From time to time, we purchase capacity under multiple-year commitments from several vendors in order to secure more competitive pricing. These multiple-year purchase commitments are not, in all cases, matched with multiple-year supply agreements to customers. In these cases, if a customer were to disconnect its service before the multiple-year term ordered from the vendor expired, and if we were unable to find another customer for the capacity, we would be subject to an early termination liability, which could adversely impact our operating margin. As of September 30, 2008, the Company’s total potential early termination liability, if all such services terminated as of that date, and if we could not obtain a waiver of termination liability (by contractual right or otherwise) with respect to such terminations, was approximately $344,000.

The networks on which we depend may fail, which would interrupt the network availability they provide and make it difficult to retain and attract customers.
Our customers depend on our ability to provide network availability with minimal interruption. The ability to provide this service depends in part on the networks of third party transport suppliers. The networks of transport suppliers may be interrupted as a result of various events, many of which they cannot control, including fire, human error, earthquakes and other natural disasters, disasters along communications rights-of-way, power loss, telecommunications failures, terrorism, sabotage, vandalism, or the financial distress or other event adversely affecting a supplier, such as bankruptcy or liquidation.
We may be subject to legal claims and be liable for losses suffered by customers due to our inability to provide service. If our network failure rates are higher than permitted under the applicable customer contracts, we may incur significant expenses related to network outage credits, which would reduce our revenues and gross margins. Our reputation could be harmed if we fail to provide a reasonably adequate level of network availability, and in certain cases, customers may be entitled to terminate their contracts with us in case of prolonged or severe service disruptions or other outages.
System disruptions could cause delays or interruptions of our services, which could cause us to lose customers or incur additional expenses.
Our success depends on our ability to provide reliable service. Although we have attempted to design our network services to minimize the possibility of service disruptions or other outages, in addition to risks associated with third party provider networks, our services may be disrupted by problems on our own systems, including events beyond our control such as terrorism, computer viruses, or other infiltration by third parties that affect our central offices, corporate headquarters, network operations centers, or network equipment. Such events could disrupt our service, damage our facilities, and damage our reputation. In addition, customers may, under certain contracts, have the ability to terminate services in case of prolonged or severe service disruptions or other outages. Accordingly, service disruptions or other outages may cause us to, among other things, lose customers and could harm our results of operations.
If the products or services that we market or sell do not maintain market acceptance, our results of operations will be adversely affected.
Certain segments of the telecommunications industry are dependent on developing and marketing new products and services that respond to technological and competitive developments and changing customer needs. We cannot assure you that our products and services will gain or obtain increased market acceptance. Any significant delay or failure in developing new or enhanced technology, including new product and service offerings, could result in a loss of actual or potential market share and a decrease in revenues.
If carrier and enterprise connectivity demand does not continue to expand, we may experience a shortfall in revenues or earnings or otherwise fail to meet public market expectations.
The growth of our business will be dependent, in part, upon the increased use of carrier and enterprise connectivity services and our ability to capture a higher proportion of this market. Increased usage of enterprise connectivity services depends on numerous factors, including:
•	the willingness of enterprises to make additional information technology expenditures;
•	the availability of security products necessary to ensure data privacy over the public networks;
•	the quality, cost, and functionality of these services and competing services;
•	the increased adoption of wired and wireless broadband access methods;
•	the continued growth of broadband-intensive applications; and
•	the proliferation of electronic devices and related applications.

If the demand for carrier and enterprise connectivity services does not continue to grow, we may not be able to expand our business, achieve profitability, or meet public market expectations.
Our long sales and service deployment cycles require us to incur substantial sales costs that may not result in related revenues.
Our business is characterized by long sales cycles, which are often in the range of 60 days or more, between the time a potential customer is contacted and a customer contract is signed. Furthermore, once a customer contract is signed, there is typically an extended period of between 30 and 120 days before the customer actually begins to use the services, which is when we begin to realize revenues. As a result, we may invest a significant amount of time and effort in attempting to secure a customer, which investment may not result in any revenues. Even if we enter into a contract, we will have incurred substantial sales-related expenses well before we recognize any related revenues. If the expenses associated with sales increase, if we are not successful in our sales efforts, or if we are unable to generate associated offsetting revenues in a timely manner, our operating results will be negatively affected.
Because much of our business is international, our financial results may be affected by foreign exchange rate fluctuations.
For the three months September 30, 2008, we generated approximately 51% of our revenue from business conducted outside the United States. As such, our financial results are subject to fluctuations in the exchange rates of the currencies of the countries in which we operate.
Because much of our business is international, we may be subject to local taxes, tariffs, or other restrictions in foreign countries, which may reduce our profitability.
Revenues from our foreign subsidiaries, or other locations where we provide or procure services internationally, may be subject to additional taxes in some foreign jurisdictions. Additionally, some foreign jurisdictions may subject us to additional withholding tax requirements or the imposition of tariffs, exchange controls, or other restrictions on foreign earnings. Any such taxes, tariffs, controls, and other restrictions imposed on our foreign operations may increase our costs of business in those jurisdictions, which in turn may reduce our profitability.
The ability to implement and maintain our databases and management information systems is a critical business requirement, and if we cannot obtain or maintain accurate data or maintain these systems, we might be unable to provide cost-effective solutions to our customers.
To be successful, we must increase and update information in our databases about network pricing, capacity, and availability. Our ability to provide cost-effective network availability and access cost management depends upon the information we collect from our transport suppliers regarding their networks. These suppliers are not obligated to provide this information and could decide to stop providing it to us at any time. Moreover, we cannot be certain that the information that these suppliers share with us is accurate. If we cannot continue to maintain and expand the existing databases, we may be unable to increase revenues or to facilitate the supply of services in a cost-effective manner.
Furthermore, we are in the process of reviewing, integrating, and augmenting our management information systems to facilitate management of client orders, client service, billing, and financial applications. Our ability to manage our businesses could be materially adversely affected if we fail to successfully and promptly maintain and upgrade the existing management information systems.
If we are unable to protect our intellectual property rights, competitors may be able to use our technology or trademarks, which could weaken our competitive position.
We own certain proprietary programs, software, and technology. However, we do not have any patented technology that would preclude competitors from replicating our business model; instead, we rely upon a combination of know-how, trade secret laws, contractual restrictions, and copyright, trademark, and service mark laws to establish and protect our intellectual property. Our success will depend in part on our ability to maintain or obtain (as applicable) and enforce intellectual property rights for those assets, both in the United States and in other countries. Although the Company has registered some of its service marks in the United States, we have not otherwise applied for registration of any marks in any other jurisdiction. Instead, with the exception of the few registered service marks in the United States, we rely exclusively on common law trademark rights in the countries in which we operate.

We may file applications for patents, copyrights, and trademarks as our management deems appropriate. We cannot be certain that these applications, if filed, will be approved, or that we will have the financial and other resources necessary to enforce our proprietary rights against infringement by others. Additionally, we cannot be certain that any patent, trademark, or copyright obtained by us will not be challenged, invalidated, or circumvented, and the laws of certain foreign countries may not protect intellectual property rights to the same extent as do the laws of the United States or the member states of the European Union. Finally, although we intend to undertake reasonable measures to protect the proprietary assets of our combined operations, we cannot guarantee that we will be successful in all cases in protecting the trade secret status of certain significant intellectual property assets. If these assets should be misappropriated, if our intellectual property rights are otherwise infringed, or if a competitor should independently develop similar intellectual property, this could harm our ability to attract new clients, retain existing customers, and generate revenues.
Intellectual property and proprietary rights of others could prevent us from using necessary technology to provide our services or otherwise operate our business.
We utilize data and processing capabilities available through commercially available third-party software tools and databases to assist in the efficient analysis of network engineering and pricing options. Where such technology is held under patent or other intellectual property rights by third parties, we are required to negotiate license agreements in order to use that technology. In the future, we may not be able to negotiate such license agreements at acceptable prices or on acceptable terms. If an adequate substitute is not available on acceptable terms and at an acceptable price from another software licensor, we could be compelled to undertake additional efforts to obtain the relevant network and pricing data independently from other, disparate sources, which, if available at all, could involve significant time and expense and adversely affect our ability to deliver network services to customers in an efficient manner.
Furthermore, to the extent that we are subject to litigation regarding the ownership of our intellectual property or the licensing and use of others’ intellectual property, this litigation could:
•	be time-consuming and expensive;
•	divert attention and resources away from our daily business;
•	impede or prevent delivery of our products and services; and
•	require us to pay significant royalties, licensing fees, and damages.
Parties making claims of infringement may be able to obtain injunctive or other equitable relief that could effectively block our ability to provide our services and could cause us to pay substantial damages. In the event of a successful claim of infringement, we may need to obtain one or more licenses from third parties, which may not be available at a reasonable cost, if at all. The defense of any lawsuit could result in time-consuming and expensive litigation, regardless of the merits of such claims, and could also result in damages, license fees, royalty payments, and restrictions on our ability to provide our services, any of which could harm our business.
We may incur operational and management inefficiencies if we acquire new businesses or technologies, and our results of operations could be impaired.
To further our strategy, we may seek to acquire additional businesses and technologies that we believe will complement the existing businesses. Any such acquisitions would likely involve some or all of the following risks:
•	difficulty of assimilating acquired operations personnel, and information systems;
•	potential disruption of our ongoing business;
•	increased indebtedness to finance the acquisitions;
•	possibility that we may not realize an acceptable return on our investment in these acquired companies or assets;
•	diversion of resources;

•	difficulty of maintaining uniform standards, controls, procedures, and policies;
•	risks of entering markets in which we have little or no experience; and
•	potential impairment of relationships with employees, suppliers, or clients.
We may need to complete transactions of this kind in order to remain competitive. We cannot be sure that we will be able to obtain any required financing or regulatory approvals for these transactions or that these transactions will occur.
Our efforts to develop new service offerings may not be successful, in which case our revenues may not grow as we anticipate or may decline.
The market for telecommunications services is characterized by rapid change, as new technologies are developed and introduced, often rendering established technologies obsolete. For our business to remain competitive, we must continually update our service offerings to make new technologies available to our customers and prospects. To do so, we may have to expend significant management and sales resources, which may increase our operating costs. The success of our potential new service offerings is uncertain and would depend on a number of factors, including the compatibility of these technologies with our then-existing systems and processes, the acceptance by end-user customers of the telecommunications technologies which would underlie these new service offerings, the compatibility of these technologies with existing customer information technology systems and processes, and our ability to find third-party vendors that would be willing to provide these new technologies to us for delivery to our users. If we are unsuccessful in developing and selling new service offerings, our revenues may not grow as we anticipate, or may decline.
If we do not continue to train, manage and retain employees, clients may significantly reduce purchases of services.
Our employees are responsible for providing clients with technical and operational support, and for identifying and developing opportunities to provide additional services to existing clients. In order to perform these activities, our employees must have expertise in areas such as telecommunications network technologies, network design, network implementation, and network management, including the ability to integrate services offered by multiple telecommunications carriers. They must also accept and incorporate training on our systems and databases developed to support our operations and business model. Employees with this level of expertise tend to be in high demand in the telecommunications industry, which may make it more difficult for us to attract and retain qualified employees. If we fail to train, manage, and retain our employees, we may be limited in our ability to gain more business from existing clients, and we may be unable to obtain or maintain current information regarding our clients’ and suppliers’ communications networks, which could limit our ability to provide future services.
The regulatory framework under which we operate could require substantial time and resources for compliance, which could make it difficult and costly for us to operate the businesses.
In providing certain interstate and international telecommunications services, we must comply, or cause our customers or carriers to comply, with applicable telecommunications laws and regulations prescribed by the Federal Communications Commission (“FCC”) and applicable foreign regulatory authorities. In offering services on an intrastate basis, we may also be subject to state laws and to regulation by state public utility commissions. Our international services may also be subject to regulation by foreign authorities and, in some markets, multinational authorities, such as the European Union. The costs of compliance with these regulations, including legal, operational, and administrative expenses, may be substantial. In addition, delays in receiving or failure to obtain required regulatory approvals or the enactment of new or adverse legislation, regulations, or regulatory requirements may have a material adverse effect on our financial condition, results of operations, and cash flow.
If we fail to obtain required authorizations from the FCC or other applicable authorities, or if we are found to have failed to comply, or are alleged to have failed to comply, with the rules of the FCC or other authorities, our right to offer certain services could be challenged and/or fines or other penalties could be imposed on us. Any such challenges or fines could be substantial and could cause us to incur substantial legal and administrative expenses as well; these costs in the forms of fines, penalties, and legal and administrative expenses could have a material adverse impact on our business and operations. Furthermore, we are dependent in certain cases on the services other carriers provide, and therefore on other carriers’ abilities to retain their respective licenses in the regions of the world in which they operate. We are also dependent, in some circumstances, on our customers’ abilities to obtain and retain the necessary licenses or authorizations. The failure of a customer or carrier to obtain or retain any necessary license or authorization could have an adverse effect on our ability to conduct operations.

Future changes in regulatory requirements or new interpretations of existing regulatory requirements may impair our ability to provide services, or may reduce our profitability.
Many of the laws and regulations that apply to providers of telecommunications services are subject to frequent changes and different interpretations, and may vary between jurisdictions. Changes to existing legislation, or regulations in specific markets, may limit the opportunities that are available to enter into markets, may increase the legal, administrative, or operational costs of operating in those markets, or may constrain other activities, including our ability to complete subsequent acquisitions, or purchase services or products, in ways that we cannot anticipate. Because we purchase telecommunications services from other carriers, our costs and manner of doing business can also be adversely affected by changes in regulatory policies affecting these other carriers.
Required regulatory approvals may interfere with or delay potential future corporate transactions.
Because certain portions of our business are regulated, and require that we obtain licenses to conduct such business, we are or may be required to obtain the approval of the FCC and certain state and foreign regulators before completing certain types of transactions such as changes in ownership, acquisitions of other regulated companies, sales of all or substantial parts of our business, issuances of stock, and incurrence of certain debt obligations. The regulations and approval requirements imposed on these types of transactions differ between jurisdictions. If the approvals required to complete any future transactions cannot be obtained, or if substantial delays in obtaining such approvals are encountered, it may impair our ability to enter into and/or consummate other transactions on favorable terms (if at all). Such events could have a material adverse effect on our operating results.
We depend on key personnel to manage our businesses effectively in a rapidly changing market, and our ability to generate revenues will suffer if we are unable to retain key personnel and hire additional personnel.
The future success, strategic development, and execution of our business will depend upon the continued services of our executive officers and other key sales, marketing, and support personnel. We do not maintain “key person” life insurance policies with respect to any of our employees, nor are we certain if any such policies will be obtained or maintained in the future. We may need to hire additional personnel in the future, and we believe the success of the combined business depends, in large part, upon our ability to attract and retain key employees. The loss of the services of any key employees, the inability to attract or retain qualified personnel in the future, or delays in hiring required personnel could limit our ability to generate revenues and to operate our business.
Risks Related to our Common Stock and the Securities Markets
We have only recently commenced operations as a public company. Fulfilling our obligations incident to being a public company will be expensive and time-consuming, and we may not be able to comply with all of these obligations.
Prior to the Acquisitions, we had no significant operating activities and therefore relied upon the services of an interim Chief Financial Officer for all finance and accounting functions. Similarly, prior to the Acquisitions, our Americas and EMEA operating companies operated as private companies, and therefore maintained relatively small finance and accounting staffs. We do not currently have an internal audit group. Under the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC, we are in the process of implementing additional corporate governance practices to adhere to a variety of reporting requirements and complex accounting rules. Compliance with these obligations will require significant management time, place significant additional demands on our finance and accounting staff and on our financial, accounting and information systems, and increase our insurance, legal, and financial compliance costs. We may also need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. We cannot assure that we will be able to comply with these obligations in a timely manner, or at all, in which case we could become subject to enforcement actions by the SEC or other regulatory bodies or other adverse consequences.

Because we do not currently intend to pay dividends on our common stock, stockholders will benefit from an investment in our common stock only if it appreciates in value.
We do not currently anticipate paying any dividends on shares of our common stock. Any determination to pay dividends in the future will be made by our Board of Directors and will depend upon results of operations, financial conditions, contractual restrictions, restrictions imposed by applicable law, and other factors our Board of Directors deems relevant. Accordingly, realization of a gain on stockholders’ investments will depend on the appreciation of the price of our common stock. There is no guarantee that our common stock will appreciate in value or even maintain the price at which stockholders purchased their shares.
Our outstanding warrants may have an adverse effect on the market price of our common stock.
In connection with our initial public offering, we issued warrants to purchase 16,330,000 shares of common stock. Certain of our former and current officers and directors and/or certain of their affiliates also hold warrants to purchase 4,950,000 shares of common stock at $5.00 per share. We also issued an option to purchase 25,000 Series A units (each now representing two shares of common stock, five Class W warrants, and five Class Z warrants) and/or 230,000 Series B units (each now representing two shares of common stock, one Class W warrant, and one Class Z warrant) to the representative of the underwriters of our initial public offering which, if exercised, would result in the issuance of an additional 710,000 warrants. In connection with the purchase of GII, we have issued warrants to the former shareholders of that company to purchase an additional 2,900,000 shares of our common stock. The sale, or even the possibility of sale, of the shares underlying the warrants and the exercise of any purchase options could have an adverse effect on the market price for our securities or on our ability to obtain future public financing. If and to the extent these warrants are exercised, stockholders may experience dilution to their holdings.
If our stockholders exercise their registration rights, it may have an adverse effect on the market price of our common stock.
In addition to the right of selling stockholders to have their shares of common stock registered, some of our existing stockholders are entitled to demand that we register the resale of their shares of our common stock and Class W and Class Z warrants and shares of common stock underlying their Class W and Class Z warrants at any time after we consummated the Acquisitions. If these stockholders were to exercise their registration rights with respect to all of these shares and warrants, there would be an additional 4,950,100 shares of common stock and 4,950,000 warrants eligible for trading in the public market.
The consideration issued to the former GII shareholders upon the closing of our Acquisition of GII included 1,300,000 shares of our common stock, 1,450,000 of our Class W Warrants, each of which entitles the holder to purchase one share of our common stock at $5.00 per share, and 1,450,000 of our Class Z Warrants, each of which entitles the holder to purchase one share of our common stock at $5.00 per share. These securities are currently not registered, and their resale is restricted. However, the recipients of those shares and warrants in connection with our purchase of GII have certain registration rights, including the right to demand registration beginning on January 15, 2007, and will be able to sell their shares in the public market if registration is effected. The presence of this additional number of shares of common stock and warrants eligible for trading in the public market may have an adverse effect on the market price of our common stock.
If our goodwill or amortizable intangible assets become further impaired we may be required to record additional significant charge to earnings.
Under generally accepted accounting principles, we review our amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is tested for impairment at least annually. Factors that may be considered a change in circumstances indicating that the carrying value of our goodwill or amortizable intangible assets may not be recoverable include reduced future cash flow estimates, a decline in stock price and market capitalization, and slower growth rates in our industry. During the third quarter of 2008, the Company recorded impairment to goodwill and amortizable intangible assets of $38.9 million and $2.9 million, respectively. We may be required to record additional significant charges to earnings in our financial statements during the period in which any further impairment of our goodwill or amortizable intangible assets is determined, negatively impacting our results of operations.

The concentration of our capital stock ownership will likely limit a stockholder’s ability to influence corporate matters, and could discourage a takeover that stockholders may consider favorable and make it more difficult for a stockholder to elect directors of its choosing.
Based on public filings with the SEC made by J. Carlo Cannell, we believe that as of September 30, 2008, funds associated with Cannell Capital LLC owned 3,317,016 shares of our common stock and warrants to acquire 2,224,000 shares of our common stock. Based on the number of shares of our common stock outstanding on September 30, 2008, without taking into account their unexercised warrants, these funds would beneficially own approximately 22.2% of our common stock. In addition, as of September 30, 2008, our executive officers, directors and affiliated entities together beneficially owned common stock, without taking into account their unexercised and unconverted warrants, options and convertible notes, representing approximately 29.9% of our outstanding common stock. As a result, these stockholders have the ability to exert significant control over matters that require approval by our stockholders, including the election of directors and approval of significant corporate transactions. The interests of these stockholders might conflict with your interests as a holder of our securities, and it may cause us to pursue transactions that, in their judgment, could enhance their equity investments, even though such transactions may involve significant risks to you as a security holder. The large concentration of ownership in a small group of stockholders might also have the effect of delaying or preventing a change of control of our company that other stockholders may view as beneficial.
It may be difficult for you to resell shares of our common stock if an active market for our common stock does not develop.
Our common stock is not actively traded on a securities exchange and we currently do not meet the initial listing criteria for any registered securities exchange, including the NASDAQ National Market System. It is quoted on the less recognized Over-the-Counter Bulletin Board. This factor may further impair your ability to sell your shares when you want and/or could depress our stock price. As a result, you may find it difficult to dispose of, or to obtain accurate quotations of the price of, our securities because smaller quantities of shares could be bought and sold, transactions could be delayed, and security analyst and news coverage of our company may be limited. These factors could result in lower prices and larger spreads in the bid and ask prices for our shares.

ITEM 6. EXHIBITS
The items listed in the Exhibit Index, which are numbered in accordance with Item 601 of Regulation S-K, are filed as part of the Quarterly Report on Form 10-Q.
EXHIBIT INDEX

Exhibit
Number		Exhibit
31.1	*	Certification of Chief Executive Officer pursuant to Rules 13a-14 and 15d-14 promulgated under the Securities Exchange Act of 1934.

31.2	*	Certification of Chief Financial Officer pursuant to Rules 13a-14 and 15d-14 promulgated under the Securities Exchange Act of 1934.

32.1	*	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Filed herewith

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL TELECOM & TECHNOLOGY, INC.
By:	/s/ Richard D. Calder, Jr
Richard D. Calder, Jr.
President, Chief Executive Officer and Interim Chief Financial Officer
Date: November 13, 2008

EXHIBIT INDEX

Exhibit
Number		Exhibit
31.1	*	Certification of Chief Executive Officer pursuant to Rules 13a-14 and 15d-14 promulgated under the Securities Exchange Act of 1934.

31.2	*	Certification of Chief Financial Officer pursuant to Rules 13a-14 and 15d-14 promulgated under the Securities Exchange Act of 1934.

32.1	*	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Filed herewith

Exhibit 31.1
CERTIFICATION OF CHIEF EXECUTIVE OFFICER
I, Richard D. Calder, Jr., certify that:
1. I have reviewed this quarterly report on Form 10-Q of Global Telecom & Technology, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e))and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
(a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared; and
(b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles; and
(c) evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(d) disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting;
5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):
(a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and
(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: November 13, 2008	/s/ Richard D. Calder, Jr.
Richard D. Calder, Jr.
President, Chief Executive Officer and Interim Chief Financial Officer

Exhibit 31.2
CERTIFICATION OF CHIEF FINANCIAL OFFICER
I, Richard D. Calder, Jr., certify that:
1. I have reviewed this quarterly report on Form 10-Q of Global Telecom & Technology, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e))and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
(a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared; and
(b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles; and
(c) evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(d) disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting;
5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):
(a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and
(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: November 13, 2008	/s/ Richard D. Calder, Jr.
Richard D. Calder, Jr.
President, Chief Executive Officer and Interim Chief Financial Officer

Exhibit 32.1
CERTIFICATION OF
CHIEF EXECUTIVE OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the Quarterly Report of Global Telecom & Technology, Inc. (the “Company”) on Form 10-Q for the period ended September 30, 2008 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Richard D. Calder, Jr., Chairman of the Board, Executive Chairman and Chief Executive Officer of the Company certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my best knowledge:
1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: November 13, 2008	/s/ Richard D. Calder, Jr.
Richard D. Calder, Jr.
President, Chief Executive Officer and Interim Chief Financial Officer